As filed with the  Securities  and  Exchange  Commission  on February 16, 2000.

                                                      Registration No. 000-27563



                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                              FORM 10-SB

     GENERAL  FORM FOR  REGISTRATION  OF  SECURITIES  OF SMALL
     BUSINESS  ISSUERS  Under  Section  12(b)  or  (g) of the
                 Securities Exchange Act of 1934

                       SARATOGA RESOURCES, INC.
           (Name of small business issuer in its charter)

            Texas                                   76-0314489
(State or other jurisdiction of                  (I.R.S. Employer
 incorporation or organization)                Identification No.)

                   301 Congress Avenue, Suite 1550
                         Austin, Texas 78701

                           (512) 478-5717
        (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)



      Securities to be registered under Section 12(g) of the Act:
                   Common Stock, $.001 par value
                          (Title of class)

                                                 TABLE OF CONTENTS

                                                                            Page

PART I    .....................................................................3

ITEM 1.           DESCRIPTION OF BUSINESS......................................3

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                  AND RESULTS OF OPERATIONS....................................7

ITEM 3.           DESCRIPTION OF PROPERTY......................................8

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT...................................................9

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.9

ITEM 6.           EXECUTIVE COMPENSATION......................................11

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............12

ITEM 8.           DESCRIPTION OF SECURITIES...................................12
                  General ....................................................12
                  Common Stock................................................12
                  Preferred Stock.............................................12

PART II  .....................................................................13

ITEM 1.           MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS....13

ITEM 2.           LEGAL PROCEEDINGS...........................................14

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                  AND FINANCIAL DISCLOSURE....................................14

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES.....................15

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS...................15

PART F/S          FINANCIAL STATEMENTS........................................15

PART III.         INDEX TO EXHIBITS...........................................16

PART I

ITEM 1.           DESCRIPTION OF BUSINESS

BUSINESS AND RECENT DEVELOPMENTS

         Since the completion in 1996 of the sale (see below, this Item 1, "History") of a majority of the oil and gas producing properties of Saratoga Resources Inc., a Texas Corporation (the "Company") the Company had been in the process of pursuing various potential business opportunities, while continuing its oil and gas efforts. In this regard, the Company recently entered into a purchase and sale agreement for the acquisition of certain oil and gas properties for a purchase price of $27.5 million. The Company was ultimately unsuccessful in consummating the acquisition, but was awarded a $400,000 transaction break-up fee. As more specifically described below, the Company continues to pursue hydrocarbon production and mineral lease acquisitions, as well as prospect development.

         On March 22, 1999 the Company entered into an agreement with DBX Geophysical Corporation whereby during the term of the agreement (which is for a minimum period of 12 months and thereafter dependent on the term of any leasehold interest acquired) the Company has the exclusive right to acquire a license to data and the exclusive right to acquire all leasehold interests and any other interest in oil, gas, and other mineral, or the revenues arising therefrom which are attributable to lands located within an identified area in Dawson County, Texas (collectively, the "DBX Data"). On June 21, 1999 the Company entered into an agreement, with an unspecified term, with Ivy Oil Company LLC ("Ivy") and Trek Oil and Gas, Inc. ("Trek" and together with Ivy and the Company, the "Parties") by which the Company supplied the DBX Data and receives in return a one third interest in the development of certain prospects in Dawson County, Texas (the "Parties' Agreement"). As a result of the work performed under this agreement, the Company is now pursuing a re-entry project in Dawson County, Texas. Collectively, the Parties now have taken several mineral leases totaling 482.5 net acres underlying the identified area in the DBX Data, acquired equipment, including service equipment, down-hole equipment and a cased well bore to a depth of 12,000 feet.

         Furthermore, the Company currently retains consultants for the purpose of evaluating mineral lease acquisitions in Houston County, Texas, and production purchases in the Los Angeles basin. As a result of this relationship, viable business opportunities in the gulf-coast region have been identified; but, no substantial steps have been made to take advantage of such opportunities.

         In 1998 the Company considered the acquisition or development of numerous businesses, and these efforts resulted in the transactions hereinafter described. On March 18, 1999, the Company, which was formerly a wholly owned subsidiary of Saratoga Resources, Inc., a Delaware Corporation (the "Predecessor"), entered into a one year consulting agreement with Trek, an independent oil and gas exploration company, to utilize the Company's extensive seismic and well log data for the identification of oil and gas exploration and development prospects in the Louisiana gulf coast region. Under this agreement, the Company provides advisory services related to interpretation of seismic data and receives compensation for its expertise in the form of a working interest and/or royalties of up to 33% generated from identified prospects. Trek is not entitled to any fees or participation rights under this agreement. Any compensation to Trek under this agreement will result from the split of revenues, if any, between the parties. Trek is employed by the Company as a consultant to help interpret seismic data and the Company has not assigned any rights in the data to Trek.

         On August 14, 1999 the Predecessor, then the shell company parent of the Company, closed merger agreements with each of PrimeVision Health, Inc., a Delaware corporation ("Prime"), which is a vertically integrated vision services company, and OptiCare Eye Health Centers, Inc., a Connecticut corporation ("OptiCare"), which is a provider of consulting, administrative and other support services to ophthalmology and optometry eye care centers located in Connecticut. Pursuant to the merger agreements, the Predecessor acquired Prime and OptiCare in an all-stock transaction by issuance to the shareholders of OptiCare and Prime shares of the Predecessor's Common Stock constituting 97.5% of the outstanding Common Stock of the Predecessor (the "Eye Care Acquisition"). In a related transaction, the Company was spun off by the Predecessor to continue its prior business operations.

         In the spin-off, the Predecessor, which was then the 100% owning parent entity of the Company, made an in-kind distribution of all of the Company's issued and outstanding stock to the shareholders of the Predecessor. The distribution was made on the basis of one share of the Company's common stock, for each share of the Predecessor's stock. The record date for the spin-off was August 9, 1999, resulting in the distribution of 3,465,292 shares of the Company's common stock.

HISTORY

         The Company was incorporated in Texas on July 25, 1990 under the name Saratoga Resources, Inc. It became a wholly-owned subsidiary of the Predecessor in 1993.

         On May 25, 1994, the Company established a new lending relationship with Internationale Nederlanden (U.S.) Capital Corporation, a Delaware corporation ("ING"), by executing a credit agreement and related documents (the "Pre-existing Credit Agreement"). As of that date, the Company used the various credit facilities that were provided by ING (i) to acquire 57.15% of the outstanding Common Stock of Lobo Energy, Inc., a Texas corporation ("LEI"), (ii) pay off LEI's lenders at the time of acquisition, (iii) retire all credit facilities at BankOne, (iv) develop existing oil and gas properties, and (v) provide general working capital. The Company paid a purchase price of $6,000,375 for the LEI Common Stock.

         On March 31, 1995, the Company and ING entered into a new credit agreement (the "Credit Agreement") to refinance the existing debt to ING, to purchase the remaining LEI Common Stock and provide additional money for acquisitions of additional properties. On that date, the Company acquired the remaining 42.85% of the Common Stock of LEI from Mr. Peter P. Pickup ("Pickup"). As a result of this acquisition, the Company owned and controlled 100% of the Common Stock outstanding of LEI. Concurrently with the purchase of the LEI Common Stock, LEI assigned to the Company all of LEI's oil and gas assets. The total purchase price paid by the Company was $5,401,000. The Company also refinanced $2,411,000 in debt due ING allocable to LEI and its properties.

         On May 7, 1996, the Company entered into an agreement (the "ING-P/Energy Agreement") by and among the Predecessor, the Company, Lobo Operating, Inc., a Texas corporation ("LOI") and LEI (the Predecessor, the Company, LOI and LEI, its direct or indirect subsidiaries being sometimes collectively referred to herein as the "Saratoga Companies"), Thomas F. Cooke ("Cooke"), Joseph T. Kaminski ("Kaminski"), Randall F. Dryer ("Dryer") (the Saratoga Companies, Cooke, Kaminski and Dryer sometimes referred to herein as the "Saratoga Parties"), Prime Energy Corporation, a Delaware corporation ("P/Energy"), and ING. (Prime Energy Corporation has no affiliation with PrimeVision Health, Inc., referred to elsewhere herein.)

         The ING-P/Energy Agreement provided for a sale of virtually all of the assets (the "Interests") of the Company, LOI and LEI (the Company, LOI and LEI sometimes collectively referred to herein as the "Saratoga Entities") to ING pursuant to ING's rights under that certain Credit Agreement and related documents (collectively the "Credit Agreement") dated March 30, 1995, by and among the Predecessor, the Company, LEI and ING. Upon consummation of the ING-P/Energy Agreement on May 7, 1996, at which ING was the highest bidder, ING concurrently sold the Interests to P/Energy for cash consideration of $7,180,000 and additional consideration as provided in the agreement. The cash proceeds from the sale were applied to the settlement of outstanding vendor debt and other related liabilities of the Saratoga Companies, and $1,500,000 was paid to the Predecessor.

         The Predecessor, the Company, LEI and ING entered into the Credit Agreement to facilitate the acquisition by the Company of the LEI assets previously owned by Pickup. Under the terms of the Credit Agreement, ING established two credit facilities in favor of the Company in the combined maximum principal amount of $19,000,000, subject to the borrowing base limitations set forth therein. All oil and gas properties (the "Properties") owned by the Saratoga Entities were pledged as collateral under the Credit Agreement and all obligations to ING were also guaranteed by the Predecessor and all of its subsidiaries. Funds obtained from these credit facilities were anticipated to be used for the development of the Properties by the Company.

         Subsequent to entering into the Credit Agreement, the Predecessor engaged Internationale Nederlanden (U.S.) Securities Corporation ("ING Securities"), a subsidiary of ING, to assist the Predecessor in a private placement of Predecessor stock. The private placement efforts were not successful and additional funds necessary for the development of the Properties were not provided by ING.

         The failure of the private placement efforts combined with the shortage of funds for the development of its Properties placed the Company in a severe financial crisis. In an attempt to salvage the maximum value of the Saratoga
Companies for the benefit of the other creditors, the Predecessor and its shareholders spent several months examining and pursuing various alternatives with respect to (i) the possible refinancing and/or restructuring of the debt of the Saratoga Companies, (ii) the sale of the Saratoga Companies or their underlying assets, and (iii) the prosecution or settlement of certain potential claims against ING.

         Facing what the Company believed to be an eminent foreclosure action by ING which would restrict the Company's objectives and its ability to consummate negotiations with P/Energy, in April of 1996, the Saratoga Companies filed a lawsuit against ING and ING Securities, the principal relief sought therein being injunctive relief from the threatened foreclosure. Subsequently, the Company and ING entered into discussions in an attempt to reach a final resolution of ING's rights under the Credit Agreement and the Predecessor's asserted claims. In reviewing its options, the Company believed that the sale of assets pursuant to the ING-P/Energy Agreement, consummated as described above on May 7, 1996, would leave the Company in a better financial position than a contested foreclosure sale by ING.

EMPLOYEES

         On October 5, 1999 the Company employed two full time employees consisting of one executive officer (the Chief Executive Officer) and an office manager.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Since the consummation of the ING-P/Energy Agreement (see Item 1, "History") management of the Company has sought new business opportunities through acquisitions and through use of the Company's database and expertise in the oil and gas business, with a view to enhancing shareholder value. Results of operations should be evaluated in light of the Company's being in a period of transition, in which management is seeking to develop new businesses that will ultimately generate earnings and otherwise enhance shareholder value.

         Prior to the closing of the Eye Care Acquisition in August, 1999, the Company was one of four direct, wholly-owned subsidiaries of the Predecessor. The four subsidiaries were the Company, LOI, LEI and Saratoga Holdings I, Inc., a Texas Corporation ("Holdings"). Concurrent with or immediately prior to the closing of the Eye Care Acquisition, the Predecessor (i) transferred all of the issued and outstanding stock of LOI and LEI to the Company, causing LOI and LEI to become direct, wholly-owned subsidiaries of the Company; (ii) spun off the stock of the Company to the shareholders of the Predecessor; and (iii) spun off all but 301,375 shares (or approximately 9% of the total number of shares) of the issued and outstanding stock of Holdings to the shareholder of the Predecessor; those shares in Holdings which were not spun off were transferred to the Company. As the Predecessor was a holding company, the Eye Care Acquisition had no effect on the daily operations of such business. Furthermore, as a result of the Eye Care Acquisition, the Company became the successor of the Predecessor. Accordingly, the consolidated financial condition and history of the Company is essentially the same as that of the Predecessor, except for (y) the spin-off of Holdings and (z) the requirement that the Predecessor, upon the closing of the Eye Care Acquisition, was required to have approximately $130,000 in cash (negotiated down from an original amount of $150,000), with no other assets or liabilities. Because the Predecessor did not have the needed cash to meet this requirement, the Company distributed a note in the amount of $130,000 prior to the Eye Care Acquisition.

RESULTS OF OPERATIONS

     Revenues. Total revenues for fiscal 1998 were $39,000, as compared to $35,000 for fiscal 1997.

         Costs and Expenses. Cost and expenses were reduced in 1998 as a result of determined cost control efforts of management. Costs and expenses for fiscal 1998 totaled approximately $363,000, compared to $462,000 for fiscal 1997.

         Net Loss. Consolidated net loss was approximately $324,000 in 1998, compared to a net loss of $118,000, an increase of approximately $206,000. In fiscal 1997, the Predecessor had a non-recurring gain of approximately $309,000 that was attributable to the settlement of litigation with a former officer and shareholder. Excluding the effect of such non-recurring gain, the Predecessor's net loss in 1998 would be $103,000 less than the net loss in 1997, which management attributes to its cost control efforts.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's assets as of October 5, 1999 consist of 301,375 shares of Holdings, 9,739.5 shares of OptiCare, 100% of the stock of both LOI and LEI, furniture fixtures and equipment necessary to continue the business, seismic data and cash. The OptiCare shares are indirectly owned by the Company as a result of LEI's Pre-Eye Care Acquisition (see below, this Item 1, "Business and Recent Developments") ownership of 150,000 shares of the Predecessor (the "Parent Stock"). LEI acquired the Parent Stock as consideration for oil and gas operations transferred to the Company. As a preliminary step to the Eye Care Acquisition, the stock of the Predecessors was split so that each share was exchanged for .06493 shares (a reverse stock split). The OptiCare shares have been informally pledged as collateral on $100,000 of debt of the Predecessor associated with the Eye Care Acquisition, $20,000 of which has been paid off. With regard to such debt, there is no written agreement and according to the terms of the oral agreement the debt is to be paid over a period of one year, if necessary, at the sole discretion of the Company management, through liquidation of the OptiCare shares. The Company believes that its assets will be sufficient to conduct its business for the next 12 months. Management believes that its cost control efforts will enable the Company to continue its operations for the next 12 months without additional cash.

YEAR 2000 ISSUE

         The Company utilizes software and related technologies that may be affected by the Year 2000 problem, which is common to most businesses. The Company is addressing the effect of the potential Year 2000 problem on all its critical systems and with all of its critical vendors, customers and clients. At this time, critical information systems throughout the Company are Year 2000 compliant. No extra costs were incurred in obtaining this compliance. Management has determined that no critical business areas will be adversely affected by Year 2000 issues, but the Company continues to work with its vendors, customers and others to ensure a smooth transition. Based on the foregoing, management does not consider any contingency plan to be necessary, and management believes that any costs and risks related to Year 2000 compliance will not have a material adverse impact on the liquidity or financial position of the Company.

If the Company hereafter engages in acquisitions or business combinations, management will address possible new Year 2000 problems related to such transactions at the time of such transactions.

FORWARD-LOOKING STATEMENTS

         Statements contained herein that relate to the Company's future performance, including without limitation statements with respect to the Company's anticipated results for any portion of 1999, shall be deemed forward looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (which does not apply to the Company prior to the effective date of this Registration Statement). A number of factors affecting the Company's business and operations could cause actual results to differ materially from those contemplated by the forward looking statements. Those factors include, but are not limited to, demand and competition for the Company's products and services, changes in the requirements of clients and customers, and changes in general economic conditions that may affect demand for the Company's products and services or otherwise affect results of operations or the value of the Company's assets. The forward-looking statements that are included in this report were prepared by management and have not been audited by, examined by, compiled by or subjected to agreed-upon procedures by independent accountants, and no third party has independently verified or reviewed such statements. Readers of this report should consider these facts in evaluating the information and are cautioned not to place undue reliance on the forward-looking statements contained herein.

ITEM 3.           DESCRIPTION OF PROPERTY

         The Company maintains an office in Austin, Texas, on a month-to-month basis at a current rate of $2,175 per month. The Company also maintains a small informal office in Houston, Texas at no charge and with no lease at the home of Kevin Smith, who is on the Company's Board of Directors.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

                  MANAGEMENT

         The following table sets forth information concerning the shares of the Company's stock beneficially owned by each director of the Company and all directors and officers as a group and each holder of over five percent of any class of outstanding stock as of October 5, 1999.

The mailing address for all officers and directors is 301 Congress Avenue, Suite 1550, Austin, Texas 78701.


NAME OF BENEFICIAL
OWNER PERCENT                               CLASS OF STOCK                       SHARES          PERCENT(1)

Thomas F. Cooke                                       Common                  2,420,4222                69.8%

Kevin M. Smith                                        Common                     238,2953                6.9%

                                                         8



All executive officers and                            Common                  2,558,717                 76.7%
   directors as a group (2 persons)



1        Based on 3,465,292  shares  currently  outstanding,  as the result of a
         34.65292 to 1 stock split (i.e., 34.65292 shares were issued in exchange for each 1 share outstanding) effective August 9, 1999 with respect to the 100,000 shares of Common Stock previously outstanding.

2 Includes 109,148 shares held by June Cooke, Mr. Cooke's spouse, of which Mr. Cooke disclaims beneficial ownership.

3 Includes 20,000 shares held by Sandra Smith, Mr. Smith's spouse, of which Mr. Smith disclaims beneficial ownership.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Executive officers of the Company and its wholly owned subsidiaries serve at the pleasure of the Board of Directors and are elected annually at a meeting of the Board of Directors. Set forth are the directors and executive officers as of October 5, 1999.


           Name            Position                                             Age      Term of Office
           ----            --------                                             ---      --------------

Thomas F. Cooke            Chairman of the Board, Chief Executive                 50           1 yr.
                           Officer, President, Treasurer and Secretary

Kevin M. Smith             Director                                               54           1 yr.


BIOGRAPHICAL INFORMATION

         As of October 5, 1999, the following provides information as to each executive officer and director of the Company, including age, principal occupation and business experience during the last five years:

THOMAS F. COOKE, CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER, PRESIDENT, TREASURER AND SECRETARY, age 50, was one of the co-founders of the Company in 1990. Mr. Cooke has been a self employed independent oil and gas producer for the last 17 years. The Predecessor acquired the Company in September 1993, at which time Mr. Cooke was elected Chairman of the Board and Chief Operating Officer of the Predecessor, and the sole officer and director of the Company. Mr. Cooke is a member of the Texas Independent Producer and Royalty Owner Association and serves as Director and Chairman of the North American Energy Issues Committee. Mr. Cooke replaced Joseph T. Kaminski as Chief Executive Officer of the Predecessor on April 3, 1996.

KEVIN M. SMITH, DIRECTOR, age 54, has in excess of 30 years experience as an exploration geophysicist and joined the Company's Board of Directors in 1997. In 1977, after ten years with Amoco

     Production,   Mr.  Smith  joined  R.  Brewer  and  Company,  a  geophysical consulting firm. Since 1984 Mr. Smith's work experience has been exclusively devoted to his own geophysical consulting firm (Kevin M. Smith, Inc.) which Mr. Smith continues to operate. Mr. Smith completed three years of undergraduate work at the University of Texas in 1966 and received a Bachelor of Science degree with a dual major of Geology and Geophysics at the University of Houston in 1967. He also did post graduate studies in Geology and Geophysics at the University of Houston. Mr. Smith has written professional papers on innovative uses of geophysics in horizontal drilling projects.

ITEM 6.            EXECUTIVE COMPENSATION

         The following Summary Compensation Table sets forth all cash compensation paid, distributed or accrued for services, including salary and bonus amounts rendered in all capacities, for the Company and Predecessor, as indicated, during the fiscal years ended or ending December 31, 1999, 1998, 1997, and 1996. Neither the Company nor the Predecessor has paid any other plan or non-plan compensation to executives in any fiscal year covered by the tables. All other tables required to be reported have been omitted as there has been no compensation awarded to, earned by or paid to any of the Predecessor's executives in any fiscal year covered by the tables.

                   SUMMARY COMPENSATION TABLE


Name and                                                     Fiscal                       Salary/
Principal Position                        Entity           Year Ended             Annual Compensation

Thomas Cooke, CEO                     Company                 1999                       $120,000
Thomas Cooke, CEO                     Predecessor             1998                       $120,000
Thomas Cooke, CEO                     Predecessor             1997                       $120,0001
Thomas Cooke, CEO                     Predecessor             1996                       $116,5002



1 During fiscal years 1996 and 1997, the Predecessor deferred portions of salary due to Mr. Cooke, which were paid in full later in 1997, together with $8,048 in interest. The salary information set forth in the Summary Compensation Table for 1997 does not include (1) cash paid in 1997 for salary deferred f rom prior years or (ii) interest payment on any deferred salary.

2 Includes $60,000 which was earned in fiscal year 1996, but deferred and paid to Mr. Cooke in fiscal year 1997.

DIRECTOR COMPENSATION

         Directors of the company currently serve without any compensation for their services, either in the form of monetary compensation, stock or stock options.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Effective May 17, 1997, the Predecessor purchased 870,737 shares of the Predecessor's Common Stock and all Special Options from Dr. Randall F. Dryer, who resigned as a Director of the Predecessor effective as of the same date. The total purchase price for the Common Stock and the options was $175,000.

     Mr. Cooke may be deemed a parent of the Company by reason of his beneficial ownership of approximately 70% of the Company's outstanding voting stock.

ITEM 8.           DESCRIPTION OF SECURITIES

General

         The total number of shares of all classes of capital stock which the Company has the authority to issue is 100,100,000 of which (a) 100,000,000 shares are designated as Common Stock, par value $0.001 per share, and (b) 100,000 shares are designated as Preferred Stock , par value $0.001 per share.

Common Stock

         Each share of Common Stock of the Company has identical rights and privileges in every respect. The holders of shares of Common Stock are entitled to vote upon all matters submitted to a vote of the shareholders of the Company and are entitled to one vote for each share of Common Stock held. Subject to the prior rights and preferences applicable to shares of the Preferred Stock, the holders of shares of the Common Stock are entitled to receive such dividends
(payable in cash, stock, or otherwise) as may be declared thereon by the Company's Board of Directors.

Preferred Stock

         There is currently no separate series of Preferred Stock designated. However, shares of the Preferred Stock may be issued from time to time in one or more series. Except as limited by the Company's Articles of Incorporation, the shares of each series shall have such designations, preferences, limitations, and relative rights, including voting rights, as shall be provided in a resolution or resolutions providing for the issue of such series adopted by the Company's Board of Directors. In general, the Board of Directors is authorized to establish and designate series of the Preferred Stock , to fix the number of shares constituting each series, and to fix the designations and the preferences, limitations, and relative rights, including voting rights, of the shares of each series and the variations of the relative rights and preferences as between series, and to increase and to decrease the number of shares constituting each series. However, the Board of Directors may not decrease the number of shares within a series to less than the number of shares within such series that are then issued. The relative powers, rights, preferences, and limitations may vary between and among series of Preferred Stock in any and all respects so long as all shares of the same series are identical in all respects, except that shares of any such series issued at different times may have different dates from which dividends thereon cumulate. The authority of the Board of Directors with respect to each series includes the authority to determine the following:

                  (a) the rate or rates and the times at which dividends on the shares of such series shall be paid, the periods in respect of which dividends are payable, the conditions upon such dividends, the relationship and preferences, if any, of such dividends to dividends payable on any other class or series of shares, whether or not such dividends shall be cumulative, partially cumulative, or noncumulative;

                  (b) whether or not the shares of such series shall be redeemable or subject to repurchase at the option of the Company;

                  (c) the rights of the holders of shares of such series in the event of the voluntary or involuntary liquidation, dissolution, or winding up of the Company and the relationship or preference, if any, of such rights to rights of holders of stock of any other class or series;

                  (d) whether or not the shares of such series shall have voting powers and, if such shares shall have such voting powers, the terms and conditions thereof;

                  (e) whether or not a sinking fund shall be provided for with regard to the redemption of the shares of such series;

                  (f) whether or not the shares of such series, at the option of either the Company or the holder or upon the happening of a specified event, shall be convertible into stock of any other class or series;

                  (g) whether or not the shares of such series, at the option of either the Company or the holder or upon the happening of a specified event, shall be exchangeable for securities, indebtedness, or property of the Company.

PART II

ITEM 1.           MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's stock is not currently listed on any stock exchange. The Company is in the process of trying to be listed on the OTC Bulletin Board, but has not yet been listed. Thus, there is currently no bid information on the Company.

         The Predecessor's stock was not listed on any stock exchange but was from time to time reported by NASD on the OTC Bulletin Board under the symbol "SRIK." The range of high and low bid information for the shares of the Predecessor's stock for the last two complete fiscal years, as well as information available for 1999, prior to the Eye Care Acquisition, as reported by the National Quotation Bureau, is set forth below. Such quotations represent prices between dealers, do not include retail markup, markdown or commission, and may not represent actual transactions.


Year Ended December 31, 1997                                 High          Low
---------------------------------------
     First Quarter                                          $0.281       $0.094
     Second Quarter                                          0.219        0.094
     Third Quarter                                           0.219        0.094
     Fourth Quarter                                          1.125        0.063

Year Ended December 31, 1998
---------------------------------------
     First Quarter                                           0.188        0.188
     Second Quarter                                          1.125        0.188
     Third Quarter                                           0.250        0.250
     Fourth Quarter                                          0.250        0.063

Year Ended December 31, 1999
---------------------------------------
     First Quarter                                           1.0625      0.0625
     Second Quarter                                          5.000       0.0625
     Third Quarter4                                          2.000       0.5625



     As of October 5, 1999, 3,465,292 shares of the Company's Common Stock were issued and outstanding and held by approximately 1,350 holders of record.

     Neither the Company nor the Predecessor has ever paid cash dividends and the Company does not intend to do so for the foreseeable future. Future earnings, if any, will be used to support the Company's growth. Any future determination as to the payment of dividends on the stock will be at the discretion of the Board of Directors and will depend upon the Company's operating results, financial condition, capital requirements, restrictions imposed by lenders, if any, and such other factors as the Board of Directors may deem relevant.

ITEM 2.           LEGAL PROCEEDINGS

                 None.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         (a)      Previous independent accountants.

                  (i) On March 29, 1999, the Board of Directors of the Predecessor determined not to engage Hein and Associates ("Hein") to audit the Predecessor's consolidated financial statements as of and for the year ended December 31, 1998.

                  (ii) The reports of Hein on the consolidated financial statements of the Registrant as of and for the years ended December 31, 1997 and 1996 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principal.

--------
(4) Highs and Lows are for the Predecessor prior to the close of the Eye Care Acquisition

                  (iii) The management of the Company requested that Hein furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements which was filed with the Securities and Exchange Commission. Hein did provide such a letter, a copy of which is attached as
                           Exhibit 16.

                  (iv) In connection with Hein's audits as of and for the years ended December 31, 1997 and 1996 and through March 29, 1999, there have been no disagreements with Hein on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Hein would have caused them to make reference thereto in their reports on the consolidated financial statements as of and for the years ended December 31, 1997 and 1996.

         (b) New independent accountants. On March 29, 1999 the Board of Directors of the Predecessor formally approved the appointment of Ernst & Young LLP as its independent accountant to audit the Predecessor's consolidated financial statements as of and for the year ended December 31, 1998. In view of the relationship between the Predecessor and the Company, the Company has selected Ernst & Young LLP as its independent auditors.

         (c)      Other.  The  decision  to  change  independent  accounts   was
                  approved by the Board of Directors of the Predecessor. The Predecessor did not have an audit committee.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         None.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Pursuant to the Restated Articles of Incorporation, the Company indemnifies any person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person (i) is or was a director or officer of the Company or (ii) while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent that a corporation may grant indemnification to a director under the Texas Business Corporation Act, as the same exists or may hereafter be amended.

PART F/S          FINANCIAL STATEMENTS

     Prior to the closing of the Eye Care Acquisition in August, 1999, the Company was one of four direct, wholly-owned subsidiaries of the Predecessor. The four subsidiaries were the Company, LOI, LEI and Holdings. Concurrent with or immediately prior to the closing of the Eye Care Acquisition, the Predecessor
(i) transferred all of the issued and outstanding stock of LOI and LEI to the Company, causing LOI and LEI to become direct, wholly-owned subsidiaries of the Company; (ii) spun off the stock of the Company to the shareholders of the Predecessor; and (iii) spun off all but 301,375 shares (or approximately 9% of the total number of shares) of the issued and outstanding stock of Holdings to the shareholder of the Predecessor; those shares in Holdings which were not spun off were transferred to the Company. As a result of these transactions, the Company became the successor of the Predecessor's business. Thus, the consolidated financial condition and history of the Company is essentially the same as that of the Predecessor, except for (y) the spin-off of Holdings and (z) the requirement that the Predecessor, upon the closing of the Eye Care Acquisition, was required to have approximately $130,000 in cash, with no other assets or liabilities. Accordingly, pursuant to Item 310 of Regulation S-B, it is the Financials of the Predecessor which are attached hereto.

        See the Index to Financial Statements appearing at page F-1 hereof.


PART III.         INDEX TO EXHIBITS

     The following Exhibits are filed herewith:

Exhibit No.                                 Description

3(i)                       Restated Articles of Incorporation (With Amendments)
3(ii)                      Bylaws
10                         Material Contract(3)
16                         Letter on changes in certifying account
21                         Subsidiaries of the Registrant
27                         Financial Data Schedule

                                SIGNATURE

     In accordance  with Section 12 of the  Securities  Act of 1934, the Company
caused  this  Registration   Statement  to  be  signed  on  its  behalf  by  the
undersigned, thereunto duly authorized.

SARATOGA RESOURCES, INC.


By: /s/ Thomas F. Cooke                                 Date:  February 16, 2000
------------------------
Thomas F. Cooke
Chief Executive Officer


------------
(3) Confidential portions of this document have been redacted and have been separately filed with the Commission.

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)
                     Nine months ended September 30, 1999
                                Table of Contents

Part 1. Financial Information (unaudited)

Combined Balance Sheets as of September 30, 1999 and December 31, 1998.......F-2

Combined Statements of Operations

   for the Three and Nine months ended September 30, 1999 and 1998...........F-3

Combined Statements of Cash Flows

   for the Nine months ended September 30, 1999 and 1998.....................F-4


Notes to Combined Financial Statements.......................................F-5

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

                             Combined Balance Sheets

                        (in thousands, except share data)

                                                                           September 30       December 31
                                                                               1999              1998
                                                                        -------------------------------------
                                                                            (unaudited)
Assets
Current assets:

   Cash and cash equivalents                                                $       6          $     289
   Marketable securities                                                           11                 11
   Opticare stock - Lobo Energy                                                   185                  -
   Investment in Saratoga Holdings                                                  -                  1
                                                                        -------------------------------------
Total current assets                                                              202                301

Equipment, net of accumulated depreciation                                         27                 36
                                                                        -------------------------------------

Total assets                                                                $     229          $     337
                                                                        =====================================

Liabilities and stockholders' equity Current liabilities:

   Accounts payable and accrued liabilities                                 $      29          $      10
   Current maturities of debt                                                       5                  5
                                                                        -------------------------------------
Total current liabilities                                                          34                 15

Long-term debt, net of current portion                                             92                 16

Stockholders' equity:
   Preferred stock, $.001 par value; 100,000 shares authorized                      -                  -
   Common  stock,  $.001 par value;  100,000,000  shares
    authorized, 3,465,292 shares issued and outstanding at
    September 30, 1999 and December 31, 1998                                        3                  3
   Additional paid-in capital                                                   2,490              2,490
   Accumulated deficit                                                         (2,463)            (2,158)
   Treasury stock, at cost                                                         (2)                (2)
   Other comprehensive income (loss)                                               75                (27)
                                                                        -------------------------------------
Total stockholders' equity                                                        103                306
                                                                        -------------------------------------
Total liabilities and stockholders' equity                                  $     229          $     337
                                                                        =====================================


See accompanying notes.

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)
                        Combined Statements of Operations

                        (in thousands, except share data)

                                                    Three Months Ended             Nine Months Ended
                                                       September 30                   September 30
                                                    1999          1998             1999          1998
                                               -----------------------------  -----------------------------
                                                        (unaudited)                    (unaudited)

Revenues:
Gain on sale of marketable securities             $      -      $      -         $      -      $     21
Interest income                                          -             4                1            16
                                               -----------------------------  -----------------------------
                                                         -             4                1            37
Costs and expenses:
Depreciation                                             4             3                9             8
General and administrative                             119            75              302           264
                                               ------------------------------------------------------------
                                                       123            78              311           272

Loss before income taxes                              (123)          (74)            (310)         (235)
Income tax benefit                                       -             -                -             -
                                               -----------------------------  -----------------------------
Net loss                                          $   (123)     $    (74)        $   (310)     $   (235)
                                               =============================  =============================

Basic and diluted loss per share                  $   (.04)     $   (.02)        $   (.09)     $   (.07)
Weighted-average number of common shares
   outstanding                                       3,466         3,466            3,466         3,466
                                               =============================  =============================

Total comprehensive loss                          $    (16)     $    (74)        $   (208)     $   (235)
                                               =============================  =============================


See accompanying notes.

Saratoga Resources, Inc. (A Texas Corporation) and Related Oil and Gas Exploration Subsidiaries of Saratoga Resources, Inc. (A Delaware Corporation)

                      Combined Statements of Cash Flows

                                (in thousands)


                                                                                  Nine Months ended
                                                                                    September 30

                                                                                1999            1998
                                                                           --------------------------------
                                                                                      (unaudited)

Operating activities

Net loss                                                                       $ (310)        $  (235)
Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation                                                                   9               8
     Changes in operating assets and liabilities:
       Accounts payable and accrued liabilities                                    19             (10)
                                                                           --------------------------------
Net cash used in operating activities                                            (282)           (237)
                                                                           --------------------------------

Investing activities

Sale of marketable securities                                                       9               -
Other asset additions                                                             (37)            (34)
                                                                           --------------------------------
Net cash used in investing activities                                               6             (34)
                                                                           --------------------------------

Financing activities

Contributed capital                                                               (83)              -
Proceed (payments) on borrowings                                                   76              (2)
                                                                           --------------------------------
Net cash used in financing activities                                              (7)             (2)
                                                                           --------------------------------

Net decrease in cash and cash equivalents                                        (283)           (273)
Cash and cash equivalents at beginning of period                                  289             666
                                                                           --------------------------------
Cash and cash equivalents at end of period                                     $    6         $   393
                                                                           ================================


See accompanying notes.

Saratoga   Resources,   Inc.   (A Texas   Corporation)   and Related Oil and Gas
Exploration Subsidiaries of Saratoga Resources, Inc. (A  Delaware Corporation)

                     Notes to Combined Financial Statements
                                   (Unaudited)

                      Nine months ended September 30, 1999

1. Company Background

On August 14, 1999, Saratoga Resources, Inc. ("Predecessor"), a Delaware corporation, merged with OptiCare Eye Health Centers, Inc. (OptiCare), a provider of consulting, administrative and other support services to optometry and ophthalmology eyecare centers located in Connecticut, and with PrimeVision Health, Inc. (Prime), a vertically integrated vision services company, whereby each of those companies was merged with two wholly-owned, newly organized subsidiaries of the Predecessor in an all-stock transaction by the Predecessor issuing 97.5% of the Predecessor's common stock to the stockholders of OptiCare and Prime.

The Prime merger was accounted for as a reverse acquisition by Prime of Saratoga, a subsidiary of the Predecessor, at book value with no adjustments reflected to historical values. The Predecessor's merger with OptiCare was accounted for by the purchase method of accounting with the excess of purchase price over the estimated fair value of the assets acquired recorded as goodwill.

To satisfy certain conditions of the Prime/OptiCare merger, the Predecessor contributed substantially all of its assets (other than approximately 92% of the capital stock of Saratoga Holdings I, Inc., a Texas corporation ("SHI"), and approximately $130,000 in cash) to Saratoga Resources, a Texas corporation ("Saratoga-Texas"), which was a wholly-owned subsidiary of the Predecessor. The Predecessor then distributed to the stockholders of the Predecessor, prior to the effective time of the Prime/OptiCare merger, the following:

(i)        all the capital stock of Saratoga-Texas, and

(ii)       the capital stock of SHI not held by Saratoga-Texas.

Saratoga-Texas continues its operations in the energy industry, utilizing its database for oil and gas prosper evaluation and development. Saratoga-Texas has its own separate management, control and incentive structure.

The Predecessor filed a registration statement on Form S-4 with the Securities and Exchange Commission to register up to 8,800,000 shares of its common stock to be issued to the former securities holders of Prime and OptiCare in the Prime/OptiCare merger. The registration statement was declared effective by the Commission as of July 30, 1999.

Saratoga   Resources,   Inc.   (A Texas   Corporation)   and Related Oil and Gas
Exploration Subsidiaries of Saratoga Resources, Inc. (A  Delaware Corporation)

              Notes to Combined Financial Statements (continued)
                                   (Unaudited)

1. Company Background (continued)

The Predecessor filed a registration statement on Form SB-2 with the Securities and Exchange Commission (SEC) under the Securities Act of 1933 to register the spin-off of approximately 92% of the common stock of its wholly owned subsidiary, SHI, to the stockholders of the Predecessor on a one-for-one basis. The remaining balance was contributed to Saratoga-Texas.

2. Basis of Presentation and Significant Accounting Policies

The accompanying unaudited combined financial statements are those of Saratoga-Texas and its subsidiaries, all of which are wholly owned, and have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation for the periods indicated have been included. Operating results for the nine month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. The Balance Sheet at December 31, 1998 represents deconsolidated information which has been derived from the audited financial statements of the Predecessor at that date, but does not include all of the information and notes required by generally accepted accounting principles for complete financial statements. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements of the Predecessor (including the notes thereto) for the year ended December 31, 1998. Certain amounts shown in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

Saratoga   Resources,   Inc.   (A Texas   Corporation)   and Related Oil and Gas
Exploration Subsidiaries of Saratoga Resources, Inc. (A  Delaware Corporation)

               Notes to Combined Financial Statements (continued)
                                   (Unaudited)

3. Comprehensive Loss

Effective January 1, 1998, the Predecessor adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which requires disclosure of total non-stockholder changes in equity in interim periods and additional disclosures of the components of non-stockholder changes in equity on an annual basis. Total comprehensive loss was as follows (in thousands):

                                                    Three Months ended              Nine Months ended
                                                       September 30                   September 30,

                                                    1999          1998             1999          1998
                                                ----------------------------   ----------------------------

Net loss                                            $ (123)       $  (74)         $ (310)        $ (235)
Unrealized gain on marketable securities               107             -             102              -
                                                ----------------------------  -----------------------------
Total comprehensive loss                            $  (16)       $  (74)         $ (208)        $ (235)
                                                ============================  =============================



4. Income Taxes

The management of Saratoga-Texas has determined that a valuation allowance should be applied against the deferred tax assets related to the net operating losses of Saratoga-Texas due to uncertainty regarding the assets' realizability. The difference between the tax benefit recorded for the nine months ended September 30, 1999 and the benefit calculated at the federal statutory rate is primarily due to the valuation allowance applied against the deferred tax assets.

                              Exhibit Index

The following exhibits are filed herewith:

Exhibit No.                         Description

3(i)                       Restated Articles of Incorporation (with Amendments)*

3(ii)                      Bylaws*

10 Material Contract *Confidential Treatment has been requested for certain portions of this Exhibit.

16                         Letter on changes in certifying account*

21                         Subsidiaries of the Registrant*

27                         Financial Data Schedule

----------------
*  Previously filed.